EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Full Year 2020 Financial Results

TAIPEI, Taiwan, April 30, 2021 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2020. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2020 Financial Results (Ended December 31, 2020), and 2019 comparative results

	Full Year 2020	Full Year 2019	CHANGE
Revenues	$313.6 million	$338.2 million	(7.3)%

Operating Profit/(Loss)	$7.6 million	$(0.6) million	1,264%

Net Income/(Loss)	$(0.6) million	$(1.6) million	66.2%

EPS(1)	$(0.04)	$(0.12)	66.7%

(1)	The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the twelve months ended December 31, 2020 and 2019, respectively.

Full Year 2020 Results

Revenues for the twelve months ended December 31, 2020, were $313.6 million, a decrease of 7.3% from $338.2 million for the twelve months ended December 31, 2019.  The decrease was primarily attributable to revenue decreases in the Company’s Thailand and North Asia regions, partially offset by increased revenue in the Company’s Rest of World (“ROW”) region. Net revenue in the Company’s Thailand region decreased by 16.7%, primarily due to decreased sales of low margin products. Revenues in the Company's North Asia region decreased by 4.4%, primarily due to the cessation of manufacturing operations of Shanghai Asia Pacific Electric Co., Ltd. (“Yayang”) in October 2019. Revenues in the Company's ROW region increased by 8.4%, primarily attributable to abating competition for reasons associated with COVID-19. The Company's North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the twelve months ended December 31, 2020 increased to $7.6 million from a loss of $(0.6) million for the twelve months ended December 31, 2019.  Operating profit margin increased from a loss of (0.2)% in 2019 to a profit of 2.4% in 2020.  In the Thailand region, operating profit margin increased from 1.8% to 7.8%, which was attributable primarily to an improvement in sales mix. In the North Asia region, operating profit margin increased from 1.6% in 2019 to 4.2% for the same period in 2020, primarily attributable to an improvement in sales mix and a reduction in severance expenses. The ROW region’s operating loss margin widened from (1.9)% in 2019 to (4.6)% in 2020, primarily attributable to reasons associated with COVID-19.

Selling, general and administrative expenses for the twelve months ended December 31, 2020 were $27 million, compared to $25.1 million reported for the twelve months ended December 31, 2019.  Net loss attributable to APWC shareholders was $(0.6) million for the full year 2020, compared to a net loss of $(1.6) million for the full year 2019.  The decrease in net loss was primarily due to an increase in operating profit. The weighted average number of shares issued and outstanding was 13.82 million for the twelve months ended December 31, 2020 and 2019.

Financial Condition

APWC reported $52.2 million in cash and cash equivalents as of December 31, 2020, compared to cash and cash equivalents of $53.7 million as of December 31, 2019.

Current assets totaled $263.7 million as of December 31, 2020, compared to $239.5 million as of December 31, 2019. Working capital was $180.3 million as of December 31, 2020. Short term bank loans were $10.1 million at December 31, 2020, a decrease from $11.4 million at the end of 2019. The Company had $3.7 million in long-term debt outstanding at December 31, 2020, compared to $0.0 in long-term debt as of December 31, 2019. Shareholder's equity attributable to APWC was $157.9 million as of December 31, 2020, compared to $153.9 million as of December 31, 2019.

APWC reported $16.4 million in cash generated from operations during the twelve months ended December 31, 2020, compared to cash generated from operations of $15.1 million in the corresponding period in 2019. The increase in cash generated from operations in 2020 was primarily attributable to improved product margins. The Company reported $20.3 million in cash outflows from investing activities during the twelve months ended December 31, 2020, compared to $6.4 million in cash outflows in the same period of 2019. The increase in cash used in investing activities in the full year of 2020 was attributable primarily to the increase in purchases of property, plant and equipment. APWC reported $2.1 million in cash inflows from financing activities during the full year of 2020, compared to $17.9 million in cash outflows from financing activities in the same period of 2019. The cash inflows in 2020 were primarily attributable to an increase in borrowings.

We encourage shareholders to review our Annual Report for the year ended December 31, 2020, which has been filed with the Securities and Exchange Commission, and to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects", “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: lisa@skylineccg.com